EXHIBIT 99.2

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

DATE	3
DESCRIPTION OF THE BUSINESS	4
CURRENT QUARTER AND RECENT HIGHLIGHTS	5
MINERAL PROPERTIES	7
MARKET TRENDS	13
RESULTS OF OPERATIONS	13
LIQUIDITY	16
CAPITAL RESOURCES	16
COMMITMENTS AND FINANICAL OBLIGATIONS	16
OFF-BALANCE SHEET ARRANGEMENTS	17
TRANSACTIONS WITH RELATED PARTIES	17
PROPOSED TRANSACTIONS	18
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	18
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	18
OUTSTANDING SHARE DATA	19
DISCLOSURE CONTROLS AND PROCEDURES	20
INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES	20
LIMITATIONS OF CONTROLS AND PROCEDURES	20
TECHNICAL INFORMATION	21
RISK FACTORS	21

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited  financial statements (the “Annual Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2025, and the audited financial statements (the “Financial Statements”) of the Company for the year ended March 31, 2025, both of which are publicly available on SEDAR+ at www.sedarplus.ca. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of October 31, 2025.

Cautionary Note to Investors Concerning Forward-looking Statements

This MD&A includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

DESCRIPTION OF THE BUSINESS

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long life, high value British Columbia (“BC”) porphyry copper-gold (“Cu-Au”) mines. By combining high demand projects with successful management, Amarc has created a solid platform to create value from its exploration and development stage assets.

Amarc is advancing its JOY, DUKE and IKE porphyry Cu±Au districts located in northern, central and southern BC, respectively. The JOY, DUKE and IKE Districts represent significant potential for the discovery and development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

JOY Cu-Au District

Amarc entered into a Mineral Property Earn-In Agreement (“Agreement”) with Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. on the JOY District (“JOY” or the “District”) in 2021 (Amarc release, May 12, 2021). Freeport may acquire up to a 70% ownership interest in JOY by making staged investments totaling $110 million. In May 2025, Freeport has funded over $35 million and has earned a 60% interest in the private joint venture corporation, Aurora Minerals Ltd. (“Aurora Minerals”), which owns the JOY District mineral titles in the JOY District (Amarc release May 29, 2025). During the three months ended September 30, 2025, Freeport has elected to earn an additional 10% in the mineral claims comprising the JOY District, plus other rights and interests (for a total 70% interest) by sole funding a further $75 million within the following five years at a rate of no less than $10 million per year, failing which the parties will proceed to fund the project pro rata on a 60:40 basis.

A significant new discovery was made in the JOY Cu-Au District in 2024: the high grade gold-rich porphyry Cu-Au-Ag AuRORA deposit.  AuRORA is characterized by the excellent lateral and vertical continuity of its mineralization that begins near to the surface and is open to lateral expansion.  Amarc also made a second discovery of new mineralization at the TWINS Cu-Au deposit target as well as intersecting additional porphyry Cu-Au mineralization at the Canyon Discovery (made in 2022) and the historical PINE Deposit (Amarc release, February 28, 2025). 2025 drill program was successfully completed in October 2025 with a total of 15,381 m of core drilling completed in 35 drillholes of which 24 core holes (9,687 m) were drilled at AuRORA Deposit, consisting of 23 deposit step-out expansion holes and a single infill hole (see “Mineral Properties” below). The 2025 drill program was primarily designed to expand the AuRORA Deposit, where 2024 drilling discovered high grade near surface copper-gold-silver ("Cu-Au-Ag") mineralization with exceptional vertical and lateral continuity. The area drilled in 2024 measured 500 m by 600 m and remained open to expansion (see Amarc releases January 17 and 20, and February 28, 2025).

DUKE Cu-Au District

On November 22, 2022, Amarc announced it had entered into an agreement (the “DUKE Agreement”) with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the DUKE Agreement Boliden has a two-staged option to earn up to a 70% interest in the DUKE District. To earn an initial 60% interest Boliden must fund CAD$30 million of exploration and development expenditures within four years of the effective date of the Agreement. Amarc is the operator during this initial earn-in stage. Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the DUKE District, for an aggregate 70% interest, by funding an additional CAD$60 million of exploration and development expenditures at a minimum rate of CAD$10 million per year over the ensuing six years. Once Boliden has earned a 60% interest, it will also have the right to become the operator. Boliden will have earned 60% interest in DUKE District by the end of 2025 with option to advance to 70% interest with a further $60 million investment.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

Winter drilling in the DUKE Cu-Au District in 2024 identified two new areas with significant resource expansion potential at the DUKE Deposit (Amarc release, June 25, 2024). In addition, drill testing of high potential Cu-Au targets across the District commenced in the summer of 2024. Over a timespan of less than 12 months, Amarc's DUKE District program has revealed hallmarks of early-stage exploration success within a greenfields district. A $10 million 2025 drill program commenced in June 2025 with plans to complete discovery-type scout drilling at 13 drill-ready targets.

IKE Cu-Au District

Amarc is self funding work at the IKE Cu-Au District.  Following the discovery of a significant porphyry copper deposit – the IKE copper-molybdenum-silver (“Cu-Mo-Ag”) deposit, Amarc re-initiated work in 2024 to test the Cu-Au potential of this District, focusing on the historical, higher grade Empress Cu-Au deposit and the Greater Empress Area. The program included re-logging and re-assaying of core from historical drilling in the Empress area, and new drilling in nine holes at the Empress Deposit and Empress East Deposit Target together with ground and airborne survey work.

Historical drilling at Empress had encountered significant higher grade Cu-Au-Ag replacement-style mineralization. Re-assay work showed that the majority of the historical assays have strong positive correlations with the 2024 re-assay data; hence, the historical database can be used in modelling and resource estimation moving forward. The new drilling completed in late 2024 intersected additional significant mineralization, further supporting the historical results and high potential for expansion of the Empress Deposit (Amarc release, May 14, 2025).

CURRENT QUARTER AND RECENT HIGHLIGHTS

•	On July 2, 2025, the Company announced that it has commenced an extensive 2025 drill program at its 100% owned DUKE District. Drilling is planned to test a number of copper-gold ("Cu-Au") deposit targets across the 732 km2 District. This year's program - budgeted at CAD$10 million - will again be funded by Boliden (see release December 17, 2024), which is earning-in at DUKE. Amarc is the project operator.

•	On July 7, 2025, the Company announced the appointment of Carol Li as CFO of the Company effective July 19, 2025, and the retirement of Thomas Wilson as CFO of the Company.

•	On July 16, 2025, the Company announced that it and Freeport recently commenced an approved $10 M 2025 exploration program, which includes substantial drilling at the JOY District. Drilling will be focused at the new, high grade, gold-rich porphyry copper-gold-silver (“Cu-Au-Ag”) AuRORA Deposit, the PINE Deposit and the Twins and Canyon Discoveries as well as other drill-ready Cu-Au Deposit Targets across the District (see Amarc releases January 17 and 21, and February 28, 2025). Amarc continues to manage the exploration programs which are being 100% funded by Freeport.

•	On September 2, 2025, the Company announced Freeport has formally elected to proceed to Stage 2 of the JOY Mineral Property Agreement. As previously announced, Freeport completed the Stage 1 requirement of CAD $35 million of expenditures, under an accelerated timeframe, by the start of the 2025 summer exploration season in British Columbia (“BC”) (see Amarc release May 29, 2025). Accordingly, Freeport is now vested in a 60% shareholding interest in Aurora Minerals, the private joint venture corporation which will hold the JOY District mineral rights and titles and in which Amarc holds a 40% shareholding interest. Under Stage 2, Freeport has elected to proceed to earn a further 10% interest in Aurora Minerals by spending an additional CAD $75 million within 5 years at a rate of no less than CAD $10 million per year, failing which the parties will proceed to fund the project pro rata on a 60:40 basis. The 2025 JOY exploration program expenditures budgeted at CAD +$12 M are being 100% funded by Freeport under Stage 2. While Freeport is now the Operator of JOY, Aurora Minerals and Freeport have appointed Amarc as the primary contractor to manage JOY exploration programs under a separate Services Agreement.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

•	On September 22, 2025, the Company announced partial hole rush assay results from hole JP25098 located southeast of the 2024 AuRORA Copper-Gold-Silver (“Cu-Au-Ag”) Discovery drilling. Hole JP25098 was drilled on Section 7600N, approximately 260 m southeast of drill hole JP24079 and some 360 m and 350 m, respectively, east-southeast of drill holes JP24081 and JP24084, which are the nearest 2024 AuRORA Discovery core holes. Host rocks, alteration and mineralization in JP25098 are consistent with that encountered in the 2024 AuRORA discovery drill holes. This occurrence of significant grade mineralization (159 m of 0.33% Cu, 0.43 g/t Au and 5.2 g/t Ag, Table 1) in JP25098, in rock with a comparatively weak magnetic signature and coincident with a strong Induced Polarization (“IP”) chargeability response, indicates that exploration targets at JOY are not restricted to strong magnetic highs. This knowledge opens exciting potential for eventual development of a world class porphyry Cu-Au district at JOY.

•	On October 22, 2025, the Company announced the successful completion of the 2025 drill program at the JOY District.

Highlights of the 2025 JOY District Field Program

■	A total of 15,381 m of core drilling was completed in 35 drillholes across the JOY District with up to four drill rigs (total to date of 127 Amarc drill holes for 54,497 m in since 2017).

■	Of these, 24 core holes (9,687 m) were drilled at AuRORA, consisting of 23 deposit step-out expansion holes and a single infill hole (total 2024-2025 is 45 drill holes for 17,586 m). The area drill tested at AuRORA now extends over an area of approximately 1 km by 1 km.

■	The 2025 program follows up 2024 AuRORA Discovery drilling (see Amarc release February 28, 2025), a highlight intercept from hole JP24075 is:

266 m of 1.2 g/t Au, 0.31% Cu and 3.4 g /t Ag from 34 m

Incl. 109 m of 2.41 g/t Au, 0.51% Cu and 5.3 g/t Ag from 37 m

■

Other survey work completed in 2025 includes 64 line-km of ground IP (total Amarc and historical to date 662 line-km) and 96 km2 of airborne magnetics (total Amarc and historical to date 532 km2) geophysics, approximately 90 km2 of geological mapping and 938 grid soil (total Amarc and historical 9,321 samples), 640 rock chip (total Amarc and historical 2,881) and 319 silt geochemical samples.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

MINERAL PROPERTIES

The JOY Cu-Au District (40% ownership)

The approximately 630 km2 JOY District is located immediately to the north of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC's Golden Horseshoe that extends to the Golden Triangle in the west.

Three deposit discoveries have been made in the JOY District over the past four years.  These include the high grade near surface AuRORA Cu-Au-Ag Deposit made in 2024, the TWINS Cu-Au Discovery also made in 2024, and the Canyon Cu-Au Discovery made in 2022.  Drilling has also expanded the Canyon Discovery and the historical PINE porphyry Cu-Au deposit (the “PINE Deposit”), which remains open to expansion laterally and to depth, and established a pipeline of other large, high potential, porphyry Cu-Au targets across the District.

The high grade, gold-rich porphyry Cu-Au-Ag AuRORA Deposit was discovered in the expansive Northwest Gossan (“NWG”) Target in an area of the JOY District that until 2024 had not been drill tested.  The first hole ever drilled at AuRORA, intersected a new porphyry Cu-Au-Ag system hosting high and continuous Au grades.  Following completion of this discovery hole, Amarc initiated systematic step out drilling with three core rigs, with a view to begin to outline the Cu-Au-Ag deposit (Amarc release January 17 and 20, 2025 and February 28, 2025).  In addition to the 20 holes completed at the AuRORA discovery in 2024, five initial scout drill holes were completed elsewhere within the NWG Target, a 3.7 km2 area defined by IP chargeability ground geophysics. These scout drill holes were located based on 2023 exploration survey data, and information from this drilling has been assessed in conjunction with the AuRORA discovery drill hole data and results from expanded surface geochemical sampling completed at NWG in 2024 to guide the 2025 program.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

The highly prospective TWINS porphyry target sulphide system is defined by a 7 km2 IP chargeability geophysics anomaly. One of the early scout holes tested a magnetic high within the chargeability anomaly and intersected a broad 204 m geochemically anomalous interval with 136 ppb Au and 340 ppm Cu from 12 m, and is considered to be in proximity to a porphyry Cu-Au deposit. Additional drilling is required to determine the extent and nature of this discovery and to further explore the extensive, high potential Twins Target.

The PINE Deposit and its expansion potential are hosted within a 6 km2 mineralized system, which remains to be fully explored. It is noted that historically, the PINE Deposit in the JOY District had seen several phases of historical drilling. Initial work by Amarc in the District identified significant expansion potential at the PINE Deposit, and also at the MEX deposit target for drill testing. Amarc also efficiently defined seven large (approximately 1 to 5 km2), high potential porphyry Cu-Au exploration target areas, each of which hosts multiple deposit targets that were either drill-ready or could rapidly be brought up to a drill ready status by the completion of focused surface surveys. These targets were identified through a highly effective targeting strategy, initially achieved by combining and interpreting information from the Company’s early exploration surveys and extensive historical datasets. These datasets include results from soil geochemical sample grids, airborne magnetics and ground IP geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was of particular use.

The JOY technical information up to and including 2020 is summarized in the Company’s National Instrument 43-101 Technical Report (“JOY Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/joy-project/technical-report.  Additional details on Amarc’s exploration programs at JOY from 2021-2025 are available in previous MD&As or in new releases on the Company’s website.

Brenda Property

On February 11, 2025, the Company announced that it has signed a mineral property option agreement with Canasil Resources Inc. (“Canasil”) pursuant to which Amarc can acquire 100% interest in 22 mineral claims that are located adjacent to its JOY tenure and immediately to the east of its AuRORA Cu-Au-Ag discovery. The terms of the 5-year option to acquire 100% of the Brenda Property require annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year, and increasing on an annual basis to $12 million in year five. The claims are subject to a 2% NSR royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations and $10 million after commencement of mining. The claims fall largely within the area of common interest under the JOY agreement of 2021.  Freeport has exercised its right to have the entire Brenda tenure included in the JOY Agreement (Amarc release July 16, 2025).

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

The adjoining 44.5 km2 Brenda Property optioned from Canasil is surrounded on three sides by Amarc’s JOY mineral tenures. The Brenda Property is underlain by the same highly prospective volcanics and transitional porphyry Cu-Au and epithermal Au-Ag geological setting as at Amarc’s recent AuRORA and Canyon porphyry Cu-Au discoveries. Historical exploration of the Brenda Property has identified both epithermal and porphyry related rock alteration assemblages hosting Cu, Au and Ag mineralization, and includes an intersection of 78 m grading 0.61 g/t Au and 0.10% Cu from 110 m in hole BR-07-05, which was collared adjacent to a large gossan (see Canasil 2021 Technical Report at www.sedarplus.ca).

PIL Property

In July 2025, Amarc announced that it had exercised its right to have approximately 32% of the total mineral claims area of Freeport’s option to acquire 80% of the PIL Property (see Finlay Minerals Ltd. (TSXV:FYL) release April 17, 2025) brought into the JOY District (Amarc release July 16, 2025).  The PIL Property is adjacent to the northwest of the original JOY District tenure. Three additional claims staked by Amarc, and lying adjacent to the southeast of the JOY District have also been added to the District.

Approximately 32% (42.34 km2) of the PIL mineral claims area lies within the area of common interest under the Amarc – Freeport JOY Agreement. Freeport is responsible for making any expenditures to fund the exercise of the PIL option with Finlay, and expenditures incurred within the Amarc area of common interest only will count towards Freeport’s anticipated election to spend CAD $75 million under Stage 2 of the Agreement with Amarc. If Freeport fulfills its obligation to acquire 80% of the PIL Property, Amarc will have a maximum interest of 24% in the PIL mineral claims within the area of common interest.

2025 Drill Program

Drilling at JOY started this season on June 26 with up to four core rigs and has focused on expanding the AuRORA Deposit.  The program budget was initially at $12 million and further increased to $16 million. To date, during 2025, a total of 15,381 m of core drilling was completed in 35 drillholes across the JOY District with up to four drill rigs (total to date of 127 Amarc drill holes for 54,497 m in since 2017) (see Amarc release October 22, 2025). Of these, 24 core holes (9,687 m) were drilled at AuRORA, consisting of 23 deposit step-out expansion holes and a single infill hole (total 2024-2025 is 45 drill holes for 17,586 m). The area drill tested at AuRORA now extends over an area of approximately 1 km by 1 km. The 2025 program follows up 2024 AuRORA Discovery drilling. It was also designed to further expand the TWINS and Canyon Discoveries and to test other new high potential Cu-Au Deposit Targets identified by surface surveys, which includes 64 line-km of ground Induced Polarization (total Amarc and historical to date 662 line-km) and 96 km2 of airborne magnetics (total Amarc and historical to date 532 km2) geophysics, approximately 90 km2 of geological mapping and 938 grid soil (total Amarc and historical 9,321 samples), 640 rock chip (total Amarc and historical 2,881) and 319 silt geochemical samples.

On September 22, 2025, the Company announced partial hole rush assay results from hole JP25098 located southeast of the 2024 AuRORA Cu-Au-Ag Discovery drilling. Hole JP25098 was drilled on Section 7600N, approximately 260 m southeast of drill hole JP24079 and some 360 m and 350 m, respectively, east-southeast of drill holes JP24081 and JP24084, which are the nearest 2024 AuRORA Discovery core holes. Host rocks, alteration and mineralization in JP25098 are consistent with that encountered in the 2024 AuRORA discovery drill holes. This occurrence of significant grade mineralization (159 m of 0.33% Cu, 0.43 g/t Au and 5.2 g/t Ag) in JP25098, in rock with a comparatively weak magnetic signature and coincident with a strong IP chargeability response, indicates that exploration targets at JOY are not restricted to strong magnetic highs. This knowledge opens exciting potential for eventual development of a world class porphyry Cu-Au district at JOY. Assays from completed holes are pending and will be released, generally in batches, as soon as they are received and compiled. The AuRORA discovery is characterized by high grade Cu and Au mineralization initially encountered near to the surface and by its vertical and lateral continuity (see Amarc news releases January 17 and 20, 2025, February 28, 2025 and September 22, 2025).

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

Agreement with Freeport

On May 12, 2021, Amarc announced it entered into an agreement (the "JOY Agreement") with Freeport pursuant to which Freeport may acquire, through a staged two-stage option up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over up to a 10year period. To earn an initial 60% interest, Freeport is required to fund CAD$35 million of work expenditures over a 5-year term. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to explore and develop the JOY District through a jointly owned corporation with Freeport assuming project operatorship. Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% in the mineral claims comprising the JOY District, plus other rights and interests (for a total 70% interest) by sole funding a further CAD$75 million within the following five years.

In May 2025, Freeport earned the 60% interest under an accelerated timeframe and in August 2025 a private joint venture corporation, Aurora Minerals has been established to operate the JOY District.  During the three months ended September 30, 2025, Freeport elected to earn an additional 10% interest, for an aggregate 70% interest by sole funding a further $75 million within the following five years at a rate of no less than $10 million per year, failing which the parties will proceed to fund the project pro rata on a 60:40 basis. Freeport is the operator of the JOY District and Freeport have appointed Amarc as the primary contractor to manage the JOY District exploration programs under a separate Services Agreement.

The DUKE Cu-Au District

DUKE District is located 80 km northeast of Smithers in the broader Babine Region, one of BC’s most prolific porphyry Cu-Au belts. The Babine Region, a 40 by 100 km north to northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag[1], and the advanced stage Morrison Cu-Au deposit that is also held by another company.  Amarc’s DUKE porphyry Cu-Mo±Au±Ag Deposit is located 30 km north of the Bell Mine. Extensive infrastructure, primarily relating to the forestry industry but also dating back to previous mining activity exists in the District.

The  732 km2 DUKE District includes both the DUKE porphyry Cu-Mo±Au±Ag Deposit (“DUKE”) and a series of high potential porphyry Cu-Au deposit targets generated from the Company’s ongoing district-scale targeting programs.

Amarc completed initial drill testing in 2017 and 2018.  In 2017, extensive porphyry copper-style mineralization was discovered by two holes (Amarc December 19, 2017 release). Seven of nine holes drilled by Amarc in 2018 successfully tested the geometry and grade distribution of the porphyry copper-style mineralization over an area measuring approximately 400 m north-south by 600 m east-west, with mineralization extending to the depth of drilling –  over 360 m deep. Shortly after signing of the Boliden agreement, Amarc initiated delineation drilling at the DUKE Deposit, completing 11,070 m between early December 2022 and mid-March 2023.  This work confirmed the DUKE Deposit extends to depths of at least 600 m and expanded the deposit footprint laterally to over 650 m north-south by 800 m east-west. A two-phase field program was completed in 2024 including a delineation drilling program of 4,828 m in nine holes in the winter of 2024 and a summer program of 5,815 m of core drilling in 19 holes, testing of three Cu-Au deposit targets across the prospective DUKE Cu-Au District; and 121 line-km of ground IP and airborne geophysical surveys to delineate targets for future drill testing. The winter program further defined Cu-Mo mineralization in the central portion of the Deposit and identified potentially important volumes of additional mineralization to the south and north of the main Deposit (Amarc June 25, 2024 release).

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

Technical information from historical programs and Amarc work at DUKE to 2020 is summarized from the Company’s National Instrument 43-101 Technical Report (“DUKE Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/duke-project/technical-report. Additional details on Amarc’s exploration programs at DUKE from 2021-2025 are available in previous MD&As or in new releases on the Company’s website.

2025 Drill Program

In June 2025, the Company announced initiation of its 2025 exploration program and results from its initial scout drilling in 2024 at the Svea, JO and C4 targets. All three targets are located to the north of the DUKE Deposit. The JO and C4 Targets were not previously known and had not been drill tested.  The Svea Target had limited historical drill testing in the late 1960’s and early 1970’s.  The initial results show:

•	The effective use of reconnaissance scale IP and airborne magnetic geophysical surveys, along with geochemical and geological surveys for target delineation, followed by initial scout drilling, is identifying the presence of mineralized biotite-feldspar porphyry (“BFP”) intrusions. BFP intrusions are associated with most of the major porphyry Cu-Au-Mo deposits (Granisle, Bell, Morrison, DUKE and Nak) in the Babine Region. BFP intrusions hosting porphyry style Cu-Au mineralization have been recognized at the JO and C4 Targets for the first time.
•	Cu-Au ratios at the C4 and Svea occurrences indicate that the BFP intrusions are Au-enriched.
•	The presence of Au enhanced intervals at the JO Target is considered significant: gold-zinc mineralization[2] is hosted within sulphide-rich black clastic sediments and may represent an ancillary deposit target type in the DUKE District.
•	The initial drill programs at the JO, C4 and Svea targets identified prospective mineralized environments (Amarc July 2, 2025 release). Defining the scale of higher-grade mineralization within these permissive environments will be the focus of the 2025 drill programs at these and similar targets.

2025 drill program has a budget of $10 million with plans to complete discovery-type scout drilling at 13 drill-ready targets. Results will be announced when they are available.

Agreement with Boliden

On November 22, 2022, Amarc announced it had entered into the DUKE Agreement with Boliden.Under the terms of the DUKE Agreement Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

To earn an initial 60% interest Boliden must fund CDN$30 million of exploration and development expenditures within four years of the effective date of the Agreement. Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the DUKE District, for an aggregate 70% interest, by funding an additional CDN$60 million of exploration and development expenditures at a minimum rate of CDN$10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator. Amarc is the operator during the initial earn-in stage.

Upon Boliden finalizing its earned ownership interest, Amarc and Boliden will form either a 60:40 or 70:30 unincorporated joint venture to further advance the DUKE District. At that stage each party will be responsible for funding its own pro-rata share of project costs or be subject to customary equity dilution.

Boliden has committed a $10 million investment during 2025. Since the effective date of the DUKE Agreement, Boliden has provided $29.5 million to advance the exploration at DUKE through to the end of September 2025. Boliden will have earned 60% interest in DUKE District by the end of 2025 with option to advance to 70% interest with a further $60 million investment.

The IKE Cu-Au District

Amarc’s 100% owned, 532 km2 IKE District is located 35 km northwest of the town of Gold Bridge in southwestern BC and near the heartland of the provinces producing porphyry Cu mines. It is proximal to industrial infrastructure including power, and also highways and rail that connect the District to Vancouver and its port facilities.

Hydrothermal alteration and mineralization, which is prospective for the discovery of porphyry Cu±Au±Mo±Ag and related deposit types occur throughout the expansive IKE District. The District occupies a highly fertile block of crust where magmatic‐hydrothermal‐structural characteristics are favorable for the formation of intrusion-related Cu±Au±Mo±Ag deposits with good grade (see below). These characteristics are common to most porphyry districts around the world that host major, and commonly multiple, Cu±Au±Mo±Ag deposits.

The greater IKE District includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress area that hosts the Empress Cu-Au-Ag Deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, as well as a number of promising porphyry Cu and Au-Ag epithermal targets. The District has the potential to develop into an important mining camp.

Technical information from historical work and Amarc programs to 2020 is summarized from the Company’s National Instrument 43-101 Technical Report (“IKE 2020 Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/ike-project/technical-report. Additional details on Amarc’s exploration programs at IKE from 2021-2024 are available in previous MD&As or in new releases on the Company’s website.

In 2024, Amarc carried out a $2.9 million, drill dominant program in the IKE District.  The program focused on the potential of the higher grade historical Empress Cu-Au Deposit, where drilling by previous companies encountered replacement style mineralization with encouraging Cu and Au grades.     The new drilling completed in late 2024 intersected additional significant mineralization, further supporting the historical results and high potential for expansion of the Empress Deposit (Amarc release, May 14, 2025).

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

On May 29, 2025, the BC government announced a Pathways and Principles Document between the Province and the Tsilhqot'in First Nation to develop the Dasiqox land use plan, a portion of which falls over all of the IKE District. Amarc is in discussion with the provincial government to determine any implications of this planning processes on its IKE District.

MARKET TRENDS

Average annual prices for Cu, Mo, Au and Ag during last 5 years and year to date in calendar 2025 are shown in the following table:

Average metal price (US$)
calendar year	Copper	Molybdenum	Gold	Silver
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021	4.27/lb	15.94/lb	1,799/oz	25.14/oz
2022	3.99/lb	18.73/lb	1,800/oz	21.74/oz
2023	3.84/lb	19.87/lb	1,963/oz	23.39/oz
2024	4.16/lb	21.30/lb	2,386/oz	28.27/oz
2025 (to the date of this document)	4.39/lb	22.21/lb	3,290/oz	39.50/oz

Notes:

1.	Source for copper, gold and silver is Argus Media at www.metalprices.com.
LME Official Cash Price for copper.
LBMA PM price for gold.
London PM fix for silver.
2.	Source for molybdenum prices is Platts.

RESULTS OF OPERATIONS

Key financial results for the last eight quarters are provided in the table below:

	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
	2025	2025	2025	2024	2024	2024	2024	2023
('$000's)	($)	($)	($)	($)	($)	($)	($)	($)
Net (income) loss	(650)	379	668	2,249	103	823	490	(635)
Basic and diluted (earnings) loss per share	(0.00)	(0.00)	0.00	0.01	0.02	0.00	0.00	(0.00)

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

The variations in net results over the fiscal quarters presented above relate to the Company’s mineral exploration and evaluation activities, which if undertaken typically ramp-up in the summer during the 3rd calendar quarter. See the following section of the MD&A for additional discussions.

Three and six months ended September 30, 2025

The Company recorded a net income of $649,897 and $270,868 respectively during the three and six months ended September 30, 2025 compared to a net loss of $102,881 and $925,680 respectively during the three and six months ended September 30, 2024.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

The following table summarizes the operating results by major categories during the three and months ended September 30, 2025 and 2024:

	Three months ended		Six months ended
	September 30,		September 30,
	2025	2024	2025	2024
	($)	($)	($)	($)
Exploration and evaluation assets expenditures	11,308,707	10,729,287	17,876,071	15,474,420
Administrative expenditures	438,060	227,511	865,027	500,799
Cost recoveries	(11,684,543)	(10,078,964)	(17,946,751)	(14,290,541)

A breakdown by district and project of the Company’s exploration and evaluation expenses for the three and six months ended September 30, 2025 and 2024 is as follows:

	IKE	JOY	DUKE	OTHER	TOTAL
Three months ended September 30, 2025	($)	($)	($)	($)	($)
Assays and analysis	14,915	278,924	327,435	6,327	627,601
Drilling	4,122	2,666,146	1,292,611	–	3,962,879
Environmental	–	1,714	2,790	–	4,504
Equipment rental	8,100	226,659	197,044	(2,182)	429,621
Freight	–	237,896	37,603	–	275,499
Geological, including geophysical	9,877	716,997	531,270	48,499	1,306,643
Graphics	90	594	1,139	–	1,823
Helicopter and fuel	–	1,505,405	921,643	11,451	2,438,499
Operations support	2,752	573,626	161,522	64,282	802,182
Property acquisition and assessments costs	–	2,424	5,093	691,560	699,077
Socioeconomic (1)	(2,739)	(33,942)	4,588	8,806	(23,287)
Travel and accommodation	2,553	376,158	402,612	2,344	783,667
	39,670	6,552,600	3,885,350	831,087	11,308,707

(1) Including reclassification of expenditures from previous quarter

	IKE	JOY	DUKE	OTHER	TOTAL
Three months ended September 30, 2024	($)	($)	($)	($)	($)
Assays and analysis	26,102	392,881	223,008	456	642,447
Drilling	39,843	3,017,931	387,803	–	3,445,577
Environmental	5,615	5,749	6,589	41	17,994
Equipment rental	13,575	94,486	74,903	–	182,964
Freight	2,041	147,686	49,979	–	199,706
Geological, including geophysical	187,905	438,530	547,003	3,607	1,177,045
Graphics	2,136	–	1,440	–	3,576
Helicopter and fuel	455,260	1,920,128	461,301	–	2,836,689
Operations support	209,725	1,132,762	573,426	11,249	1,927,162
Property acquisition and assessments costs	7,254	1,110	13,760	2,860	24,984
Socioeconomic	30,022	32,939	35,031	6,889	104,881
Technical data	–	8,610	8,470	–	17,080
Travel and accommodation	3,060	85,615	60,507	–	149,182
	982,538	7,278,427	2,443,220	25,102	10,729,287

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

	IKE	JOY	DUKE	OTHER	TOTAL
Six months ended September 30, 2025	($)	($)	($)	($)	($)
Assays and analysis	47,304	412,038	380,812	30,727	870,881
Drilling	4,546	3,023,347	2,861,105	–	5,888,998
Environmental	330	9,801	11,587	–	21,718
Equipment rental	8,100	229,129	205,173	–	442,402
Freight	–	322,460	119,124	–	441,584
Geological, including geophysical	53,739	1,087,521	1,100,214	104,564	2,346,038
Graphics	196	7,115	1,139	43	8,493
Helicopter and fuel	–	1,846,554	1,951,779	11,451	3,809,784
Operations support	9,496	1,000,931	557,771	64,282	1,632,480
Property acquisition and assessments costs	4,225	17,448	9,838	796,760	828,271
Socioeconomic	6,213	111,153	27,088	9,631	154,085
Technical data	–	–	146	–	146
Travel and accommodation	3,038	508,297	912,591	7,266	1,431,192
	137,187	8,575,793	8,138,367	1,024,724	17,876,071

	IKE	JOY	DUKE	OTHER	TOTAL
Six months ended September 30, 2024	($)	($)	($)	($)	($)
Assays and analysis	26,102	435,313	362,666	2,204	826,285
Drilling	39,843	3,528,469	1,113,156	–	4,681,468
Environmental	5,780	9,993	14,204	41	30,018
Equipment rental	17,625	112,644	112,381	–	242,650
Freight	2,041	177,545	88,678	–	268,264
Geological, including geophysical	187,905	676,960	1,349,033	10,512	2,224,410
Graphics	2,236	3,126	13,709	–	19,071
Helicopter and fuel	455,260	2,204,928	1,138,890	–	3,799,078
Operations support	209,725	1,429,463	1,019,318	12,994	2,671,500
Property acquisition and assessments costs	15,345	1,885	17,681	102,990	137,901
Socioeconomic	78,874	107,300	73,674	7,202	267,050
Technical data	–	18,090	18,020	–	36,110
Travel and accommodation	4,805	134,456	128,959	2,395	270,615
	1,045,541	8,840,172	5,450,369	138,338	15,474,420

The Company recorded cost recoveries for the three and six months ended September 30, 2025 of $11,684,543 and $17,946,751 respectively (three and six months ended September 30, 2024 - $10,078,964 and $14,290,541 respectively). The cost recoveries are related to operations at the DUKE District and JOY District.

The general and administration expenses for the three and six months ended September 30, 2025 were $438,060 and $865,027 respectively compared to $227,511 and $500,799 for the three and six months ended September 30, 2024. The higher general and administration expenses for the three and six months ended September 30, 2025 is mainly driven by higher consulting fee and partner reporting, travel and accommodation (more marketing activities) and legal fees.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. In addition, the Company is and has been funded by earn-in partners on certain of its exploration projects.  The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

At September 30, 2025, the Company had a cash balance of $6,503,655, of which $1,660,595 was advance contribution from the partners and accounts payable and accrued liabilities of $4,380,475.

Further advancement and development of the Company’s mineral property interests in the long run will require additional funding from a combination of the Company’s shareholders, existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities.

CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized.  The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

COMMITMENTS AND FINANICAL OBLIGATIONS

As at September 30, 2025, the Company’s contractual and other obligations are as follows:

	Less than	1-3	3-5	After
	1 year	years	years	5 years	Total
Accounts payable and accrued liabilities	4,380,475	–	–	–	4,380,475
Balances due to related parties	264,039	–	–	–	264,039
Director's loan	1,015,617	–	–	–	1,015,617
Minimum lease payments	16,432	–	–	–	16,432
Advanced royalties payments (1)	50,000	100,000	100,000	325,000	575,000
Property option payments (2)	500,000	1,050,000	650,000	175,000	2,375,000
Total	6,226,563	1,150,000	750,000	500,000	8,626,563

(1)

Advanced annual royalty payments for extension of the 1% NSR buy back option on IKE property from December 31, 2018 to any time on or before a commercial mine production decision, which is capped at $1 million.

(2)	Annual property purchase option payments on Brenda property and other two properties.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

OFF-BALANCE SHEET ARRANGEMENTS

None.

TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the Financial Statements, which are publicly available on SEDAR+ at www.sedarplus.ca.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

The Company has one director in common with HDSI, namely Robert Dickinson, Executive Chair. The Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company, and as available from HDSI (the “Services Agreement”). As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements, along with the details of borrowings by the Company from Mr. Dickinson, Executive Chair.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s directors. UMS is engaged in the acquisition and exploration of mineral property interests. UMS does incur third party expenses on behalf of the Company from time to time.

Details of transactions with UMS and the balance due to UMS as a result of such transactions are provided in the Financial Statements.

PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the Financial Statements, which are publicly available on SEDAR+ at www.sedarplus.ca.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, balance due to a related party, and director’s loan approximate their fair values due to their short-term nature.

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and refundable deposits. The Company limits its exposure to credit loss by placing its cash and refundable deposits with high credit quality financial institutions. Substantially all of our cash held with financial institutions exceeds government-insured limits. We seek to minimize our credit risk by entering into transactions with investment grade worthy and reputable financial institutions and by monitoring the credit standing of the financial institutions with whom we transact. We seek to limit the amount of exposure with any one counterparty. The carrying amount of financial assets represents the maximum credit exposure.

Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and US dollar or other foreign currencies will affect the Company’s operations and financial results. The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The company’s currency risk exposure is minimal.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

Interest Risk

Interest rate risk is the risk that the fair value or cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

During the six months ended September 30, 2025, the Company relied on partners to fund its mineral exploration activities, and its general and administrative expenses (see “LIQUIDITY” section above).

OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Common Shares - issued and outstanding				225,327,364

	Exercise price	Expiry Date	Shares Issuable
	($)		(#)
Warrants	0.080	December 1, 2028	4,807,693
				4,807,693

Stock options	0.125	April 11, 2026	120,000
	0.105	March 22, 2029	5,100,000
	0.105	March 22, 2027	302,000
	0.670	February 4, 2030	290,000
	0.680	June 27, 2030	100,000
	0.770	July 9, 2027	100,000
				6,012,000

				236,147,057

On August 21, 2025, the Company issued 1,000,000 common shares to Gold Fields Toodoggone Exploration Corp. as part of the contingent consideration set out in the amended PINE property purchase agreement dated on December 9, 2019 whereby consideration was an aggregate of 7,000,000 common shares of which 5,000,000 was issued in the first year and a further 2,000,000 was contingent on certain expenditure levels.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the  Chief Financial Officer and Chief Executive Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

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AMARC RESOURCES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

These inherent limitations include the realities that judgments in decision- making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Mark Rebagliati, P.Eng., a Qualified Person who is not independent of Amarc.

RISK FACTORS

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent MD&A for the year ended March 31, 2025 dated July 18, 2025 available on SEDAR+ at www.sedarplus.ca. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits.

In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

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